EXHIBIT 4

SARISSA URGES ALKERMES SHAREHOLDERS TO VOTE THE UNIVERSAL BLUE CARD TO UPGRADE ALKERMES FOR THE BENEFIT OF SHAREHOLDERS

Sarissa believes its nominees have experience and skills that the current board lacks

Sarissa does not understand why the Alkermes independent directors refuse to add any Sarissa representatives to the board

Greenwich, CT, June 5, 2023 – Sarissa Capital today released the following letter to shareholders of Alkermes plc (NASDAQ: ALKS):

June 5, 2023

Dear Fellow Alkermes Shareholders:

We are long-term Alkermes shareholders owning over $400 million in stock who believe that the company is significantly undervalued and not run optimally. For this reason, over the last several years, we have attempted to engage in meaningful discussions with Alkermes regarding the business and operations of the company, including its discordant business franchises, cost structure, capital allocation, and corporate governance.

We are trying hard to avoid this proxy contest and have offered reasonable settlement compromises including delaying our appointment to the board and making it contingent upon stock price targets not being met. The board shunned this offer and indicated that they would be willing to meet with us two times per year if we drop our request for board representation (as you know, most companies meet with major shareholders at least four times per year as a matter of course).

We are a large, long-term shareholder with a stellar track record of success generating value for shareholders by working collaboratively in the boardroom. We have proposed excellent candidates and cannot understand why the company is prepared to spend such a tremendous amount of time and shareholder money to keep us off the board. We will clearly add a shareholder perspective that currently does not exist in the boardroom. We hope to continue our dialogue with the independent board members in the hopes of reaching an amicable settlement so that we can begin to work together to create value for all shareholders. Unfortunately, we fear Richard Pops, the CEO and Chairman of Alkermes, has far too much control on the board to allow a shareholder-favorable settlement to occur.

Richard Pops has presided over tremendous shareholder value destruction since becoming CEO of Alkermes over thirty years ago. For too long, Alkermes has been run for the benefit of management and not for shareholders. In fact, for over thirty years, the company has almost consistently operated at a loss. Even in the last five years, despite annual revenues exceeding $1 billion, Alkermes has consistently operated at a net loss and Alkermes’ stock price has declined nearly 40% and underperformed the iShares Biotechnology ETF (“IBB”) by approximately 57% (calculated by subtracting the percentage change of Alkermes’ share price from the percentage change of IBB price from 06/01/2018 to 06/02/2023. Source: Bloomberg).

Generating over $1 billion in revenue for five years and operating at a loss for all five years indicates a fundamental problem with the business model. In addition to issues with poor governance, expense management and capital allocation, Alkermes is basically a patchwork of subscale businesses. The revenue potential of the commercial products is restrained by subscale and expensive efforts. The manufacturing business is undersized and, in addition to the mishaps and delays over the years, may very well be unprofitable. Research and development is inefficient and expensive with the company’s extended efforts in cancer not building on the company’s expertise in psychiatry. (Admitting the inefficiency of its endeavor into oncology, the company announced at the prodding of Sarissa and other investors its intention to spin the oncology business – a good first step but certainly too little, too late.) Expenses are exorbitant as a percent of revenue (~113% for the year ended 2022) and outsized relative to Alkermes’ peers even before accounting for the fact that roughly a third of revenue is typically derived from royalties that should fall directly to the bottom line.

Despite the consistent under-performance and destruction of shareholder value, Mr. Pops has continued to preside over the company with little accountability to shareholders. Richard Pops has been handsomely rewarded to destroy shareholder capital for over thirty years. Alkermes went public in 1991. Since the Nasdaq Biotechnology Index’s creation in 1993, Alkermes has underperformed the NBI by 1,602% (calculated by subtracting total return of NBI index from Alkermes total return from 11/01/1993 to 06/02/2023. Source: Bloomberg). In the last 15 years alone, Alkermes has underperformed the NBI by 314% and Richard Pops has been rewarded with over $150 million in compensation.

To compound our concern is the poor governance we have encountered at Alkermes for over two years as we have attempted to engage constructively with the company. For the most part, these interactions have been dominated by Richard Pops with little or no involvement of independent directors until very recently, contrary to good corporate governance. Last year the board unanimously rejected all of our director nominees without any notice to us and, more importantly, without any meeting or interactions with the Alkermes NomGov committee or any other independent directors. This lack of independent director engagement and the failure of the independent board members to fulfill their legal duties to preside over board composition matters is an example of the company’s poor corporate governance that vests far too much power and influence in a very long-tenured CEO and Chairman who has no interest in allowing Sarissa in the boardroom, despite Sarissa being one of Alkermes’ largest shareholders with a stellar track record of success.

More recently, we have been able to interact directly with the independent directors. We believed that the dialogue was constructive and that the independent board members were receptive to our views. However, we were told that the board was split on whether to add Sarissa representatives. We reiterated that our nominees would be valuable additions to the board and emphasized our desire to avoid a proxy contest.

We also noted that we had learned that Mr. Pops had recently undertaken a roadshow with investors that we understood involved Mr. Pops lobbying shareholders against Sarissa representation on the board. We find this conduct highly unusual and concerning, particularly given that it occurred during the company’s quiet period and prior to the filing of any proxy materials with the SEC. We believe that Mr. Pops should be focused on running the company instead of lobbying against shareholder representation on the board. We view these actions as another example of the board’s insufficient oversight of Mr. Pops. When we brought these concerns to the independent board members, we were informed that the company did not intend to add any of our nominees to the board.

The company proposed that instead of adding any of our nominees to the board, the full board (including Mr. Pops) would be willing to meet with us two times per year for as long as we remain significant shareholders. As you are aware, most companies meet with their major shareholders at least four times per year as a matter of course. Nonetheless, we continued our attempt to engage constructively in the hopes of avoiding a proxy contest. To that end, we suggested an idea to link Sarissa representation on the board with the company’s stock performance and asked to discuss this idea with the board. The next day, the company filed its preliminary proxy statement with the SEC rejecting our nominees.

A few days later, we met with members of the board to discuss this idea of linking the Alkermes stock price to Sarissa board representation. Basically, the concept was that if the stock did not appreciate significantly over a certain period of time, Sarissa would be entitled to board representation. During the discussion, we noted that the board had previously agreed to a similar proposal tied to EBITDA targets with Elliott Investment Management L.P. Two days later, we were told that the board did not accept this construct but that it remained willing to meet with us two times per year for as long as we remain significant shareholders. We believed our idea to settle the proxy fight through tying shareholder representation by Sarissa to stock performance (with the details to be negotiated) was a reasonable compromise (allowing the board to prove its ability to raise the stock price which is what we all want) and a significant concession, and we are disappointed that it did not gain any traction on the board.

We own shares valued at more than $400 million. We believe the stock is significantly undervalued, and we have a long track record of success generating value for shareholders of healthcare companies by working collaboratively in the boardroom. We have proposed excellent candidates to the board and cannot understand why the company is prepared to spend such a tremendous amount of time and shareholder funds to keep us off the board. We believe the board has not articulated substantive considerations not to endorse our nominees. (We expect the company will argue that Alex Denner, as a board member of Biogen, is conflicted although the Alkermes board in its agreement with Sarissa approved of another Biogen director, specifically clearing such Biogen director of any potential conflict issues.) We remain eager to reach an amicable settlement with the independent board members so that we can work together to unlock shareholder value. We hope to continue our dialogue with the independent board members in the hopes of avoiding a proxy contest.

We look forward to continuing our engagement with our fellow shareholders in the coming weeks. Thank you for your continued support.

Sarissa Capital Management LP

For additional information please visit our website at upgradealkermes.com.

If you have any questions regarding your BLUE universal proxy card or need assistance in executing your proxy card, please contact:

D.F. King & Co., Inc.
Shareholders call Toll-Free: (866) 207-3648
All Others Call: (212) 493-6952
Email: ALKS@dfking.com
#UpgradeAlkermes

Your vote at Alkermes' Annual General Meeting of Shareholders on June 29, 2023 is very important. We urge all shareholders to vote "FOR" the election of the Sarissa Nominees, “AGAINST” the compensation of the Company’s named executive officers, and "FOR" all other proposals in our proxy statement.

You can vote in one of three easy ways: by internet at www.cesvote.com, by telephone at 1-888-693-8683 or by mail using the BLUE universal proxy card and postage-paid envelope sent to you.

If you vote by internet or telephone, you will be required to provide the unique control number printed on your BLUE universal proxy card.

Contact:	Dayna Packes Sarissa Capital Management LP info@sarissacap.com

Additional Information

Sarissa Capital Management LP (“Sarissa Capital”), together with other participants, filed a definitive proxy statement and an accompanying BLUE universal proxy card with the SEC on June 2, 2023, in connection with the solicitation of shareholders of the Company for the 2023 annual general meeting of shareholders (the “Annual Meeting”). Shareholders are advised to read the definitive proxy statement and other documents related to the Annual Meeting as they contain important information.

The definitive proxy statement and other relevant documents filed by Sarissa Capital are available at no charge on the SEC’s website at www.sec.gov and at www.upgradealkermes.com. The definitive proxy statement and other relevant documents filed by Sarissa Capital are also available at no charge by directing a request to Sarissa Capital’s proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005 (Shareholders can call toll-free: (866) 207-3648).